June 15, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:  Christine Westbrook

Re:	Eidos Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 8, 2018
File No. 333-225235

Ladies and Gentlemen:

This letter is being submitted on behalf of Eidos Therapeutics, Inc. (the “Company”) in response to comments contained in the letter dated June 14, 2018 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Neil Kumar, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-225235) (the “Amended Registration Statement”), as filed on June 8, 2018. The Company is concurrently filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Second Amended Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to the Second Amended Registration Statement as marked. Copies of this letter and its attachments will also be provided to Sasha Parikh, Kevin Vaughn and Dorrie Yale of the Commission.

Amendment No. 1 to Registration Statement on Form S-1 filed June 8, 2018

Prospectus Summary

Mechanism of disease and therapeutic approach, page 2

1.	We note your response to comment 1 as well as your disclosure on page 107 that, subject to the successful completion of your Phase 2 clinical trial of AG10 in ATTR-CM and authorization from applicable regulatory authorities, you plan to initiate your Phase 3 clinical development program for AG10 in ATTR-PN in early 2019. If you do not intend to rely on data from your Phase 2 trial of AG10 in ATTR-CM to proceed to a Phase 3 trial for ATTR-PN, please tell us why you believe you will be permitted to proceed to Phase 3 development for ATTR-PN.

United States Securities and Exchange Commission

June 15, 2018

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes the data collected from the Company’s Phase 2 clinical trial of AG10 in ATTR-CM will be relevant to the ATTR-PN patient population and may therefore support its plans to initiate a Phase 3 clinical trial in ATTR-PN because both ATTR-CM and ATTR-PN are caused by the same disease mechanism, which is the destabilization of TTR. The Company has revised the disclosure on pages 3 and 107 of the Second Amended Registration Statement to clarify this point. Additionally, the Company has qualified the statement on page 2 of the Second Amended Registration Statement regarding its intent to initiate the planned Phase 3 clinical trial in ATTR-PN to indicate that it is subject to the successful completion on the ongoing Phase 2 clinical trial in ATTR-CM and authorization from applicable regulatory authorities.

Business

Clinical Data, page 94

2.	We note your revised disclosures in response to comment 3. Please also remove your statements that suggest AG-10 has achieved or has the potential to achieve best-in-class clinical results or that imply your product has the potential to be a best-in-class therapy.

RESPONSE: The Company acknowledges the Staff’s comment and has revised pages 94, 106, and 107 of the Second Amended Registration Statement accordingly.

Description of capital stock, page 158

3.	We note your revised disclosure concerning certain provisions in your amended and restated certificate of incorporation. Please file as an amended exhibit to your registration statement the certificate of incorporation that will be effective upon completion of the offering.

RESPONSE: The Company acknowledges the Staff’s comment and has refiled a revised Exhibit 3.2 with the Second Amended Registration Statement.

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong